(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

June 30, 2020

(Unaudited – in U.S. Dollars)

Notice to Reader:

The Company’s independent auditor has not reviewed these condensed interim consolidated financial statements. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided under National Instrument 51‐102 – Continuous Disclosure Obligations.

Quaterra Resources Inc.

Condensed Interim Consolidated Statements of Financial Position
(Unaudited ‐ in thousands of U.S. Dollars)

	Note	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents		$975	$1,812
Other receivables		2	3
Marketable securities	3	506	165
Prepaid and deposit		4	4
		1,487	1,984
Non‐current assets:
Mineral properties	4	29,026	28,679
Reclamation bonds		34	34
		29,060	28,713
Total Assets		$30,547	$30,697
Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$104	$112
Convertible notes	5	468	402
Derivative liabilities ‐ convertible	6	62	150
		634	664
Non‐current liability
Derivative liabilities ‐ warrants	6	34	26
Total Liabilities		668	690
Shareholders' Equity
Share capital		101,459	101,424
Contributed surplus		19,368	19,212
Deficit		(90,948)	(90,629)
		29,879	30,007
Total Liabilities and Shareholders' Equity		$30,547	$30,697

See the accompanying notes to the condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors on August 13, 2020:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

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Quaterra Resources Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited ‐ In thousands of U.S. Dollars, except for shares and per share amounts)

			Three months ended June 30,				Six months ended June 30,
	Note		2020		2019		2020	2019
General administrative expenses
Consulting		$	‐	$	‐	$	‐	$16
General office			19		34		28	49
Insurance			17		15		17	17
Investor relations and corporate development			25		34		42	154
Professional fees			7		21		17	43
Rent			29		26		58	64
Salaries and benefits			108		205		312	422
Transfer agent and regulatory			11		27		32	50
Travel			‐		17		13	21
			(216)		(379)		(519)	(836)
Fair value gain on derivative liabilities	6		28		341		80	20
Foreign exchange loss			‐		(4)		(2)	(14)
Unrealized gain on marketable securities	3		273		62		341	22
Interest expense and other			(31)		(44)		(47)	(124)
Share‐based compensation			(168)		(110)		(172)	(110)
			102		245		200	(206)
Loss and comprehensive loss for the period			$(114)		$(134)		$(319)	$(1,042)
Loss per share ‐ basic and diluted			$(0.00)		$(0.00)		$(0.00)	$(0.01)
Weighted average number of common shares outstanding			217,715,610		204,369,314		217,667,258	204,072,076

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.

Condensed Interim Consolidated Statements of Cash Flow
(Unaudited ‐ In thousands of U.S. Dollars)

		Six months ended June 30,
		2020	2019
Operating activities
Net loss for the period		$(319)	$(1,042)
Items not involving cash:
Fair value (gain) loss on derivative liabilities		(80)	(20)
Foreign exchange loss		‐	14
Interest and convertible accretion		66	154
Unrealized (gain) loss on marketable securities		(341)	(22)
Share‐based compensation		172	110
		(502)	(806)
Changes in non‐cash working capital
Other receivable		1	(3)
Prepaid			(6)
Accounts payable and accrued liabilities		(12)	(211)
		(513)	(1,026)
Financing activities
Shares issued for cash		19	132
Loan		‐	(311)
Related party loan payable		‐	(218)
		19	(397)
Investing activities
Expenditures on mineral properties		(343)	(443)
Net proceeds from water rights sale		‐	5,685
Reclamation bonds		‐	26
		(343)	5,268
Effect of foreign exchange on cash		‐	‐
(Decrease) increase in cash and cash equivalents		(837)	3,845
Cash and cash equivalents, beginning of period		1,812	47
Cash and cash equivalents, end of period		$975	$3,892
Supplemental cash flow information
Exploration expenditures included in accounts payable		$31	$45
Interest paid in cash	$	‐	$32

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.

Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited ‐ In thousands of U.S. Dollars, except for shares)

			Contributed
	Number of shares	Share capital	surplus	Deficit	Total Equity
Balance, December 31, 2018	200,969,314	$100,729	$18,820	$(88,918)	$30,631
Shares issued for cash	3,000,000	113	‐	‐	113
Shares issued for stock options exercised	400,000	35	(16)	‐	19
Net loss for the period	‐	‐	‐	(1,042)	(1,042)
Share‐based compensation	‐	‐	110	‐	110
Balance, June 30, 2019	204,369,314	$100,877	$18,914	$(89,960)	$29,831

Balance, December 31, 2019	217,215,610	$101,424	$19,212	$(90,629)	$30,007
Shares issued for stock options exercised	500,000	35	(16)	‐	19
Share‐based compensation	‐	‐	172	‐	172
Net loss for the period	‐	‐	‐	(319)	(319)
Balance, June 30, 2020	217,715,610	$101,459	$19,368	$(90,948)	$29,879

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

1. NATURE OF OPERATIONS AND LIQUIDITY RISK

Quaterra Resources Inc. (together with its subsidiaries, “Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 ‐ 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company acquires mineral properties by way of option or lease agreements and defers all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities.

These condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of June 30, 2020, the Company had working capital of $853,000. After the quarter‐end, the Company closed the water rights sale and received net proceeds of $1.8 million (note 10). The Company believes that it has sufficient funds to sustain its operations for at least the next 12 months. However, as the impact of the COVID‐19 outbreak is yet to be fully determined, it may have a material effect on the Company’s financial position, results of operations and cash flow in future periods.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICY CHANGE

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared under International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies and critical accounting estimates applied in these financial statements are consistent with those described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2019.

b. Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required.

3. MARKETABLE SECURITIES

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. with a market value of $506,085 (December 31, 2019 ‐ $164,542). During the six months ended June 30, 2020, a $341,543 gain was recognized in the statement of loss and comprehensive loss.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

4. MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties, has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada, and a 90% interest in Groundhog property in Alaska.

As of June 30, 2020, total mineral property maintenance and exploration costs are listed in the table below:

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Butte Valley	Total
Balance, December 31, 2019	18,504	5,187	1,267	1,215	2,320	186	28,679
Property maintenance	‐	4	93	‐	‐	‐	97
Geological & mapping	4	‐	‐	‐	‐	‐	4
Assay & labs	3	‐	‐	‐	12	‐	15
Environmental	‐	81	‐	‐	‐	‐	81
Field support & overhead	‐	7	‐	‐	42	‐	49
Technical study	96	‐	‐	‐	5	‐	101
	103	92	93	‐	59	‐	347
Balance, June 30, 2020	18,607	5,279	1,360	1,215	2,379	186	29,026

a) Bear Deposit, Nevada

The Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, as amended, the Company is required to make approximately $5,423,290 in cash payments over 11 years ($4,736,290 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

• $193,000 due in 2020 ($93,000 paid);

• $193,000 each due in 2021 and 2022 respectively,

• $201,000 due in 2023, and

• $50,000 in 2024.

b) Wassuk, Nevada

The Company has an option, as amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,515,000 in cash payments ($955,000 paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2021. The remaining option balance is due on each anniversary August 1, 2020, and 2021 in the amounts of $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500,000.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

c) Groundhog, Alaska

On April 25, 2017, the Company announced it signed a five‐year lease agreement, amended to six years, with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company is required to fund a total of $5,000,000 ($2,379,000 funded) of exploration expenditure and to make a lump sum payment to Chuchuna of $3,000,000 by April 20, 2023.

The Company is required to fund a minimum of $500,000 each year with excessive funding in any one year carried forward to the following year. The Company had met the annual work commitments up to year‐end 2019 and will do so in 2020. The Company can terminate the agreement at its discretion.

d) Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in 600 unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years for $5,000,000.

On December 3, 2019, the Company entered another option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley project, for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by Quaterra for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

• $20,000 due 2019 (paid);

• $80,000 due in 2020;

• $100,000 due in 2021;

• $150,000 due in 2022; and

• $250,000 each due in 2023 and 2024.

5. CONVERTIBLE NOTES

On August 28, 2018, and September 20, 2018, the Company completed non‐brokered private placements in tranches by way of convertible debentures for gross proceeds of $550,000 and Canadian dollars (“CAD”) 550,000 each. The convertible debentures bear simple interest at a rate of 10% per annum, payable in arrears, and mature 18 months from the closing date. Interest may be paid in cash or shares at the option of the noteholders, subject to regulatory approvals in the case of share payments.

The principal amount is convertible at $0.05 or CAD 0.065 per unit in the first 12 months, and $0.075 or CAD 0.10 thereafter until the maturity date. Each unit consists of one common share and one warrant of the Company. Each warrant entitles the holder to purchase one common share of the Company at $0.05 or CAD 0.065 per share, expiring August 28, 2022 and September 20, 2022. The convertible notes are secured against the assets of the Company.

In August 2019, $550,000 and CAD 50,000 notes were converted into units at $0.05 and CAD 0.065, comprising 11,769,230 shares and 11,769,230 warrants.

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

The remaining principal balance of CAD 500,000 is convertible into units at CAD 0.1 per unit, amended to expire on August 28, 2020.

The Company evaluated the convertible debentures and determined the conversion feature is a derivative liability based on the fact the conversion into units could result in a variable number of shares to be issued.

Interest and accretion expense on the convertible notes for the six months ended June 30, 2020 was $66,113 (June 30, 2019 ‐ $77,265).

6. DERIVATIVE LIABILITIES

The conversion of the remaining convertible notes into units could result in a variable number of shares to be issued; the Company also has certain warrants exercisable in a different currency from the Company’s functional currency. The conversion feature and the warrants are classified as a short and a long term derivative liability, respectively, carried at fair value and revalued at each reporting date.

As of June 30, 2020, the derivative liabilities were related to the remaining CAD 500,000 convertible notes and 769,230 warrants with CAD exercise prices and were revalued using the weighted average assumptions: volatility of 100%, the weighted expected term of one year, a discount rate of 0.36% and a dividend yield of 0%.

7. WARRANTS AND STOCK OPTIONS

a) Share purchase warrants

The Company had the following warrants outstanding:

Expiry date	Exercise price		June 30, 2020	December 31, 2019
August 28, 2022		$0.05	11,000,000	11,000,000
September 20, 2022	CAD	0.065	769,230	769,230
			11,769,230	11,769,230

b) Stock options

The table below presents changes in stock options during the six months ended June 30, 2020:

	Number of	Weighted Average Exercise Price
	Options	(CAD)
Outstanding, December 31, 2019	14,495,000	0.09
Granted	3,175,000	0.08
Expired	(100,000)	(0.05)
Exercised	(500,000)	(0.05)
Outstanding, June 30, 2020	17,070,000	0.08
Exercisable, June 30, 2020	16,770,000	0.08

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

The following table summarizes information about stock options outstanding by expiry dates with an exercise price in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD$)	June 30, 2020	December 31, 2019
March 26, 2020	0.05	‐	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,795,000	2,795,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,370,000	2,370,000
June 21, 2024	0.065	2,950,000	2,950,000
August 8, 2024	0.06	500,000	500,000
June 20, 2025	0.08	3,175,000	‐
		17,070,000	14,095,000

Subsequent to the quarter‐end, 2,380,000 options were expired unexercised.

The Company used the following assumptions in the Black‐Scholes option pricing model: volatility 100%, risk‐ free interest rate 0.36%, expected life 5 years, forfeiture rate and expected dividend yield 0%.

	Three and six months ended June 30,
(In thousands of U.S. Dollars)	2020	2019
Consultants	$61	$32
Directors and officers	85	60
Employees	26	18
	$172	$110

8. RELATED PARTY TRANSACTIONS

a) Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post‐employment benefits and other long‐term employee benefits. Compensation awarded to key management was as follows:

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. Dollars)	2020	2019	2020	2019
Salaries	$95	$106	$193	$212
Directors' fees	9	9	18	18
Share‐based payments	85	60	85	60
	$189	175	$296	$290

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Quaterra Resources Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2020

(Unaudited ‐ In U.S. Dollars; tabular amounts in thousands except for shares)

b) Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. Under a service agreement dated April 1, 2019, Manex provides the Company’s Vancouver office space at CAD 7,500 per month. Either party can terminate the service agreement at any time with 60 days written notice.

9. CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISKS

There has been no change in the Company’s approach to capital management, the financial instrument risks or management’s approach to those risks during the period ended June 30, 2020.

10. SUBSEQUENT EVENTS

a) On December 19, 2019, the Company announced two separate agreements to sell certain primary groundwater rights associated with its Yerington property to Desert Pearl and Desert Hills Dairy, LLC. In July 2020, the Company closed these water rights sales and received total proceeds of $1,868,117.

b) CAD 100,000 convertible notes were converted at CAD 0.1 per common share, and 1,000,000 warrants were issued exercisable at CAD 0.065 until August 28, 2022.

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